Exhibit 99.1

PERPETUAL ENERGY INC.
Condensed Interim Consolidated Statements of Financial Position
As at	September 30, 2011	December 31, 2010
(Cdn$ thousands, unaudited)		(note 16)

Assets
Current assets
Accounts receivable	$28,356	$35,459
Prepaid expenses and deposits	4,167	5,028
Marketable securities	1,851	6,007
Derivatives (note 14)	-	4,271
	34,374	50,765

Property, plant and equipment (note 3)	874,582	859,465
Exploration and evaluation (note 4)	104,081	106,607
Goodwill	-	6,000
Derivatives (note 14)	886	3,562
	979,549	975,634
Total assets	$1,013,923	$1,026,399

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$54,399	$73,979
Dividends payable	2,209	4,449
Share based payment liability (note 11)	921	2,130
Derivatives (note 14)	2,031	-
Convertible debentures (note 7)	73,944	-
	133,504	80,558

Long term bank debt (note 5)	98,070	182,612
Senior notes (note 6)	146,504	-
Convertible debentures (note 7)	148,430	219,689
Gas storage obligation (note 8)	41,630	31,721
Gas over bitumen royalty obligation (note 9)	73,638	70,497
Decommissioning obligations (note 12)	251,604	236,163
Deferred tax liability	2,450	2,122
	762,326	742,804
Total liabilities	895,830	823,362

Equity
Share capital (note 10)	1,254,592	1,257,462
Equity component of convertible debentures (note 7)	13,988	13,988
Contributed surplus (note 11)	13,888	9,868
Deficit	(1,164,375)	(1,078,281)
Total equity	118,093	203,037
Total liabilities and equity	$1,013,923	$1,026,399

See accompanying notes.  The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
(Cdn$ thousands, except per share amounts, unaudited)		(note 16)		(note 16)

Revenue
Oil and natural gas	$58,400	$61,254	$186,397	$198,499
Royalties	(3,968)	(3,404)	(16,438)	(19,404)
	54,432	57,850	169,959	179,095
Change in fair value of commodity price derivatives (note 14)	(3,218)	31,593	(4,169)	91,951
Gas over bitumen (note 9)	2,391	3,033	5,448	3,758
	53,605	92,476	171,238	274,804
Expenses
Production and operating	22,462	24,851	63,930	70,335
Transportation	2,532	2,929	8,141	9,128
Exploration and evaluation (note 4)	4,775	3,693	11,894	11,425
General and administrative	6,902	9,496	25,852	28,891
Gain on dispositions of property, plant and equipment (note 3)	(2,153)	(6,909)	(9,763)	(30,651)
Impairment losses (note 3)	-	12,661	-	18,683
Depletion and depreciation (note 3)	28,696	57,418	88,993	172,119
	63,214	104,139	189,047	279,930
Loss from operating activities	(9,609)	(11,663)	(17,809)	(5,126)

Financial items
Unrealized loss on derivative debenture liability (note 7)	-	-	-	130
Unrealized loss (gain) on gas storage obligation	1,352	(6,212)	2,042	(6,212)
Unrealized loss (gain) on marketable securities	1,298	(1,571)	4,056	265
Interest on Trust Units (note 10)	-	-	-	40,549
Interest on convertible debentures	5,040	4,975	14,932	14,547
Interest on senior notes	3,428	-	7,429	-
Interest on debt	1,368	2,981	4,760	9,539
Accretion on decommissioning obligations	1,897	1,741	5,873	5,899
	14,383	1,914	39,092	64,717
Loss before income tax	(23,992)	(13,577)	(56,901)	(69,843)

Provisions for income taxes
Current	-	-	-	-
Deferred tax expense	351	2,683	328	2,683
	351	2,683	328	2,683
Net loss and comprehensive loss	(24,343)	(16,260)	(57,229)	(72,526)

Net loss and comprehensive loss attributable to:
Shareholders of the Corporation	(24,343)	(16,042)	(57,229)	(71,976)
Non-controlling interests	-	(218)	-	(550)
	$(24,343)	$(16,260)	$(57,229)	$(72,526)

Loss per share (note 10)
Basic	$(0.17)	$(0.11)	$(0.39)	$(0.52)
Diluted	$(0.17)	$(0.11)	$(0.39)	$(0.52)

See accompanying notes.  The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.
Condensed Interim Consolidated Statements of Changes in Equity

	Share Capital	Equity Component of Convertible Debentures	Contributed Surplus	Deficit	Total Equity
(Cdn$ thousands, unaudited)

Balance at January 1, 2011	$1,257,462	$13,988	$9,868	$(1,078,281)	$203,037
Net loss	-	-	-	(57,229)	(57,229)
Dividends to Shareholders	-	-	-	(28,865)	(28,865)
Common shares issued - Restricted Rights Plan	599	-	(599)	-	-
Common shares issued - Share Option Plan	494	-	(413)	-	81
Normal course issuer bid	(3,955)	-	-	-	(3,955)
Issue fees incurred	(8)	-	-	-	(8)
Share based compensation expense	-	-	4,347	-	4,347
Share based payment liability	-	-	685	-	685
Balance at September 30, 2011	$1,254,592	$13,988	$13,888	$(1,164,375)	$118,093

See accompanying notes.  The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

	Share Capital	Equity Component of Convertible Debentures	Deficit	Contributed Surplus	Non-controlling Interests	Total Equity
(Cdn$ thousands, unaudited)

Balance at January 1, 2010	$-	$-	$(939,165)	$-	$1,479	$(937,686)
Net loss	-	-	(71,976)	-	(550)	(72,526)
Dividends to Shareholders	-	-	(21,806)	-	-	(21,806)
Common shares issued - Restricted Rights Plan	560	-	-	(125)	-	435
Common shares issued - Share Option Plan	-	-	-	(358)	-	(358)
Issue fees incurred	(182)	-	-	-	-	(182)
Dividend reinvestment plan	12,036	-	-	-	-	12,036
Share based compensation expense	-	-	-	923	-	923
Share based payment liability	-	-	-	(2,818)	-	(2,818)
Severo common share issue	-	-	-	-	550	550
Corporate Conversion	1,236,016	13,988	-	9,654	-	1,259,658
Balance at September 30, 2010	$1,248,430	$13,988	$(1,032,947)	7,276	$1,479	$238,226

PERPETUAL ENERGY INC.
Condensed Interim Consolidated Statements of Cash Flows

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
(Cdn$ thousands, unaudited)		(note 16)		(note 16)

Cash flows from operating activities

Net loss	$(24,343)	$(16,260)	$(57,229)	$(72,526)
Adjustments to add (deduct) non-cash items:
Change in fair value of commodity price derivatives	5,412	(2,350)	6,936	15,363
Exploration and evaluation	2,826	1,908	6,280	5,723
Share based compensation	668	1,604	3,676	3,927
Gain on disposition of property, plant and equipment	(2,153)	(6,909)	(9,763)	(30,651)
Impairment losses	-	12,661	-	18,683
Depletion and depreciation	28,696	57,418	88,993	172,119
Unrealized loss on derivative debenture liability	-	-	-	130
Unrealized loss (gain) on gas storage obligation	1,352	(6,212)	2,042	(6,212)
Unrealized loss (gain) on marketable securities	1,298	(1,571)	4,056	265
Interest expense on convertible debentures	892	1,221	2,685	2,615
Interest expense on senior notes	273	-	273	-
Accretion on decommissioning obligations	1,897	1,741	5,873	5,899
Deferred income tax expense	351	2,683	328	2,683
Gas over bitumen royalty obligation adjustments	1,322	(239)	3,986	5,847
Gas over bitumen royalty obligation adjustments not yet received	(2,480)	(1,548)	(845)	(1,964)
Expenditures on decommissioning obligations	(2,596)	(667)	(4,381)	(3,679)
Change in non-cash working capital (note 13)	4,358	(92)	(2,232)	1,450
Net cash from operating activities	17,773	43,388	50,678	119,672

Cash flows from financing activities

Change in bank debt	9,097	(10,603)	(84,542)	(30,623)
Senior notes issued net of issue fees	(112)	-	146,231	-
Gas storage arrangement receipt net of issue fees	-	(212)	9,909	31,357
Dividends to Shareholders	(6,631)	(9,771)	(28,865)	(9,771)
Proceeds from premium dividend reinvestment plan	-	-	-	23,784
Repayment of convertible debentures	-	-	-	(55,271)
Convertible debenture issue net of fees	-	(166)	-	57,170
Common shares issued net of issue fees	(3)	(107)	219	54,640
Commons shares repurchased	(1,485)	-	(3,955)	-
Severo common share issue	-	-	-	550
Change in non-cash working capital (note 13)	516	(588)	(4,211)	3,753
Net cash from (used in) financing activities	1,382	(21,447)	34,786	75,589

Cash flows from investing activities

Acquisitions	(5,342)	(1,173)	(7,346)	(139,921)
Capital expenditures	(40,272)	(50,286)	(108,868)	(120,913)
Proceeds on dispositions	7,049	16,951	38,062	47,252
Proceeds on sale of marketable securities	100	-	100	-
Change in non-cash working capital (note 13)	19,310	12,567	(7,412)	18,321
Net cash used in investing activities	(19,155)	(21,941)	(85,464)	(195,261)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$-	$-	$-	$-

Interest paid	$7,934	$7,132	$21,310	$17,758
Taxes paid	$-	$-	$-	$-
See accompanying notes.  The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended September 30, 2011
(All tabular amounts are in Cdn$ thousands, except where otherwise noted)

1.	REPORTING ENTITY

Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is a corporation domiciled in Canada.  The address of the Corporation’s registered office is 3200, 605 - 5 Avenue S.W., Calgary, Alberta.  The condensed interim consolidated financial statements of the Corporation as at September 30, 2011 and for the three and nine months ended September 30, 2011 comprise the Corporation and its subsidiaries.  The Corporation formerly operated as Paramount Energy Trust (“PET” or the “Trust”), an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated June 28, 2002. On June 30, 2010, the Trust completed a conversion (the "conversion") from an income trust to a corporation through a distribution of Trust Units for shares of Perpetual on a one-for-one basis pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and related transactions.  Perpetual’s Board of Directors and management team are the former Board of Directors and management team of the Trust’s administrator.  Immediately subsequent to the conversion, Perpetual effected an internal reorganization whereby, among other things, the Trust was dissolved and the Corporation received all of the assets and assumed all of the liabilities of the Trust.  As the conversion arose from a transfer of interests that were under control of the same Unitholders/Shareholders immediately before and after the conversion, the assets and liabilities acquired were recognized at the carrying amounts recognized previously in the Trust’s consolidated financial statements.  References to the Corporation in these condensed interim consolidated financial statements for periods prior to June 30, 2010 are references to the Trust and for periods on or after June 30, 2010 are references to Perpetual.  Additionally, references to shares, Shareholders and dividends are comparable to units, Unitholders and distributions previously under the Trust.

Perpetual is principally engaged in the acquisition, exploration and development of oil and gas properties in Alberta.  Historically the Corporation has concentrated on conventional shallow gas properties as a basis for stable production. The Corporation also takes advantage of other energy opportunities which present themselves, including tight gas, light oil and natural gas storage.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

The condensed interim consolidated financial statements are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee.

These interim consolidated financial statements as at September 30, 2011 and for the three and nine months ended September 30, 2011, present the Corporation’s IFRS condensed interim consolidated financial statements for part of the period covered by the Corporation’s first IFRS consolidated annual financial statements for the year ending December 31, 2011 for which IFRS 1 first time adoption will be applied.  Previously, the Corporation prepared its consolidated annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).  Reconciliations of the 2010 comparative period results and financial position are provided to show the adjustments made from the previously reported Canadian GAAP 2010 results to IFRS in note 16.

The condensed interim consolidated financial statements do not include all of the requirements required for consolidated annual financial statements in accordance with IFRS.

The condensed interim consolidated financial statements of the Corporation for the three and nine months ended September 30, 2011 and 2010 and as at September 30, 2011, December 31, 2010 and January 1, 2010 were approved and authorized for issue by the Board of Directors on November 8, 2011.

b)	Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for financial assets or liabilities measured at fair value through profit or loss and liabilities for cash-settled share based payment arrangements measured at fair value.

c)	Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Corporation and its subsidiaries.

d)	Use of estimates and judgments

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, revenue and expenses.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Actual results may differ from estimates.

Information about the significant estimates and judgments made by management in preparing these condensed interim consolidated financial statements are outlined below.

The Corporation uses estimates of natural gas and liquids reserves in the calculation of depreciation and depletion and also for impairment calculations of property, plant and equipment.  By their nature, the estimates of reserves, including estimates of price, costs, discount rates and the related future cash flows, are subject to measurement uncertainty.

The Corporation allocates its oil and natural gas properties to cash generating units (“CGUs”) based on management’s judgment of the CGU’s ability to generate independent cash flows and for impairment testing.

The transfer of exploration and evaluation (“E&E”) assets to property, plant and equipment is based on estimated reserves used in the determination of an asset’s technical feasibility and commercial viability.

Amounts recorded for decommissioning obligations and the associated accretion are calculated based on estimates of asset retirement costs, site remediation and related cash flows.

Derivatives are measured at fair value which is subject to management uncertainty.

The determination of fair value of share based payments is based on estimates of future consideration using a binomial lattice option pricing model which requires assumptions such as volatility, dividend yield and expected term.

The Corporation uses estimates to allocate the debenture proceeds from convertible debenture issuances between debt and the derivative debenture liability or equity components, as appropriate.

The calculation of the gas storage obligation requires estimates and judgment to determine the estimated net present value of the future delivery obligation for stored gas.

3.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Gas Properties	Corporate Assets	Total

Cost

January 1, 2010	2,338,883	4,854	2,343,737
Additions	158,120	707	158,827
Transferred from exploration and evaluation	13,730	-	13,730
Acquisitions	123,348	-	123,348
Capitalized borrowing costs	305	-	305
Dispositions	(59,618)	-	(59,618)
December 31, 2010 (note 16)	2,574,768	5,561	2,580,329
Additions	119,041	491	119,532
Transferred from exploration and evaluation	3,465	-	3,465
Acquisitions	6,246	-	6,246
Dispositions	(25,133)	-	(25,133)
September 30, 2011	2,678,387	6,052	2,684,439

Accumulated depletion, depreciation and impairment losses

January 1, 2010	(1,468,418)	(3,163)	(1,471,581)
Depletion and depreciation	(224,284)	(738)	(225,022)
Impairment losses	(24,261)	-	(24,261)
December 31, 2010	(1,716,963)	(3,901)	(1,720,864)
Depletion and depreciation	(88,356)	(637)	(88,993)
September 30, 2011	(1,805,319)	(4,538)	(1,809,857)

Carrying amount
January 1, 2010	870,465	1,691	872,156
December 31, 2010	857,805	1,660	859,465
September 30, 2011	873,068	1,514	874,582

At September 30, 2011, property, plant and equipment included $4.8 million (December 31, 2010 - $4.5 million) currently not subject to depletion and $23.8 million (December 31, 2010 - $23.8 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

The Corporation revised its estimate of the depletion and depreciation rate of its oil and gas properties on January 1, 2011 to include probable reserves and associated future development and decommissioning costs.  The effect of this change reduced depletion and depreciation expense by $87.8 million compared to depletion and depreciation expense calculated in accordance with the previous methodology for the nine months ended September 30, 2011.  The amount of the effect on future periods has not been disclosed because estimating it is impracticable.

During the nine months ended September 30, 2011, the Corporation disposed of non-core oil and natural gas properties for cash proceeds of $38.1 million (September 30, 2010 - $47.3 million).  Gain on dispositions totaling $9.8 million (September 30, 2010 - $30.7 million) was recorded in net loss.

For the nine months ended September 30, 2010, the Corporation recognized impairment losses of $18.7 million on the Birchwavy East CGU. For the year ended December 31, 2010, the Corporation recognized impairment losses of $24.3 million on the Birchwavy West, Western Central and other South CGUs.  The impairments recognized were based on the difference between the carrying amount of the assets and the value in use.  In assessing value in use, the estimated future cash flows were discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The amount in value in use is computed by reference to the present value of the future cash flows expected to be derived from production of proven and probable reserves.

4.	EXPLORATION AND EVALUATION

Cost

January 1, 2010	111,604
Additions	13,790
Acquisitions	21,014
Dispositions	(15,380)
Transferred to property, plant and equipment	(13,730)
Non-cash exploration and evaluation expense	(10,691)
December 31, 2010	106,607
Additions	10,068
Acquisitions	609
Dispositions	(3,458)
Transferred to property, plant and equipment	(3,465)
Non-cash exploration and evaluation expense	(6,280)
September 30, 2011	104,081

The Corporation’s E&E assets consist of undeveloped land and bitumen evaluation assets.

During the nine months ended September 30, 2011, $5.6 million (2010 - $5.7 million) in costs were charged directly to E&E expense in net loss.

5.	BANK DEBT

The Corporation has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”).  The revolving nature of the facility expires on May 29, 2012.  Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year.  The borrowing base is currently $210.0 million, consisting of a demand loan of $195.0 million and a working capital facility of $15.0 million.  The Corporation has covenants that require twelve month trailing earnings before interest, taxes and depletion and depreciation to consolidated debt and consolidated senior debt to be less than 4:0 to 1:0 and 3:0 to 1:0, respectively.  Consolidated debt is defined as the sum of the Corporation’s period end balance of the Credit Facility, Senior Notes and outstanding letters of credit (“consolidated debt”).  Consolidated senior debt is defined as the sum of consolidated debt less the period end balance of the Senior Notes.  The Corporation was in compliance with the lenders’ covenants at September 30, 2011.  In addition to amounts outstanding under the Credit Facility, the Corporation has outstanding letters of credit in the amount of $7.7 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Corporation’s current ratio of debt to cash flow.  In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at September 30, 2011 was 5.4 percent (December 31, 2010 - 4.2 percent).

6.	SENIOR NOTES

On March 15, 2011, the Corporation issued $150.0 million in Senior Notes.  The Senior Notes are direct senior unsecured obligations of Perpetual, ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Corporation.  The Senior Notes have a cross-default provision with the Corporation’s Credit Facility.  The Corporation was in compliance with the lenders’ covenants at September 30, 2011.  The Senior Notes mature on March 15, 2018 and bear interest at 8.75 percent, payable semi-annually on September 15 and March 15 of each year beginning on September 15, 2011. The Corporation can redeem at a premium to face value, with equity proceeds from common share offerings, up to 35 percent of the principal amount of the Senior Notes prior to March 15, 2015.  The Corporation can repay the Senior Notes at any time on or after March 15, 2015 to maturity date at a premium to face value based on date of repayment.  The Senior Notes are presented net of $3.8 million in issue costs which are amortized using an effective interest rate of 9.1 percent.

7.	CONVERTIBLE DEBENTURES

The Corporation’s 7.0% junior convertible unsecured subordinated debentures issued on May 26, 2010 under the symbol PMT.DB.E (“7.0% Convertible Debentures”) mature on December 31, 2015, bear interest at 7.0% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of the Corporation including the Credit Facility, Senior Notes and all other series of convertible debentures.  The 7.0% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $7.00 per common share.

The Corporation’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 under the symbol PMT.DB.C (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of the Corporation including the Credit Facility and Senior Notes.  The 6.5% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $14.20 per common share.

The Corporation’s 7.25% convertible unsecured subordinated debentures amended on December 17, 2009 under the symbol PMT.DB.D (“7.25% Convertible Debentures”) mature on January 31, 2015, bear interest at 7.25% per annum paid semi-annually on January 31 and July 31 of each year and are subordinated to substantially all other liabilities of the Corporation including the Credit Facility and Senior Notes.  The 7.25% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $7.50 per common share.

At the option of the Corporation, the repayment of the principal amount of the convertible debentures may be settled in common shares.  The number of common shares to be issued upon redemption by the Corporation will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient common shares to satisfy the interest obligation.

		Series
	6.25%	6.50%	7.25%	7.00%	Total
	PMT.DB.B	PMT.DB.C	PMT.DB.D	PMT.DB.E

Carrying amount

Balance, January 1, 2010	55,271	71,927	92,999	-	220,197
Issue of debentures	-	-	-	60,000	60,000
Issue fees for debentures	-	-	(203)	(2,724)	(2,927)
Equity component of issued debentures	-	-	-	(5,460)	(5,460)
Accretion	-	551	885	505	1,941
Amortization of debenture issue fees	-	551	430	228	1,209
Repayment of principal on maturity	(55,271)	-	-	-	(55,271)
Long term balance, December 31, 2010	-	73,029	94,111	52,549	219,689
Accretion		443	606	593	1,642
Amortization of debenture issue fees		472	304	267	1,043
Balance, September 30, 2011		73,944	95,021	53,409	222,374
Current		73,944	-	-	73,944
Long term		-	95,021	53,409	148,430

Market Value

December 31, 2010		75,674	101,971	60,240	237,885
September 30, 2011		68,744	89,984	49,800	208,528

Principal amount outstanding

December 31, 2010 and September 30, 2011		74,925	99,972	60,000	234,897

A reconciliation of the equity component of convertible debentures is provided below:

Balance, January 1, 2010	-
Transfer from derivative debenture liability upon conversion	8,528
Equity component of issued 7% convertible debentures	5,460
Balance, December 31, 2010 and September 30, 2011	13,988

8.	GAS STORAGE OBLIGATION

To provide funding for the development of a natural gas storage facility, the Corporation entered into a forward sales arrangement with a counterparty, whereby the Corporation received $31.6 million on June 30, 2010.  An additional $10 million was received in 2011. In exchange for the funds received, the Corporation agreed to deliver 8.0 billion cubic feet of natural gas to the counterparty during the first quarter of 2013. During the nine months ended September 30, 2011, the maturity of the obligation was extended to the first quarter of 2015 and a portion to the first quarter of 2016. The Corporation incurred $0.5 million in issue fees pertaining to the gas storage arrangement, which are netted against the gas storage obligation.

The gas storage obligation on the statement of financial position represents the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted until its maturity, using the effective interest rate method.

A reconciliation of the gas storage obligation is provided below:

Balance, January 1, 2010	-
Receipt of funds	31,569
Issue fees	(418)
Accretion	570
Balance, December 31, 2010	31,721
Receipt of funds	10,000
Issue fees	(91)
Balance, September 30, 2011	41,630

For the three and nine months ended September 30, 2011, the Corporation recorded an unrealized loss of $1.4 million (2010 - unrealized gain of $6.2 million) and an unrealized loss of $2.0 million (2010 - unrealized gain of $6.2 million) respectively on the derivative gas storage asset due to the change in the forward price curves for natural gas used in the determination of the obligation to be repaid.

9.	GAS OVER BITUMEN ROYALTY OBLIGATION

On October 4, 2004, the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provides a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board as a result of bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices.  In periods of very low gas prices the Corporation’s net crown royalty expenses are lower than the monthly royalty adjustment, and as such the royalty adjustments are not received immediately.  As of September 30, 2011, the Corporation has accumulated $9.3 million (December 31, 2010 - $8.5 million) of gas over bitumen adjustments receivable which have been netted against the gas over bitumen royalty obligation on the statement of financial position.

A reconciliation of the gas over bitumen royalty obligation is provided below:

Balance, January 1, 2010	77,167
Royalty adjustments	12,303
Royalty adjustments classified as revenue	(15,616)
Royalty adjustments not yet received	(3,357)
Balance, December 31, 2010	70,497
Royalty adjustments	9,434
Royalty adjustments classified as revenue	(5,448)
Royalty adjustments not yet received	(845)
Balance, September 30, 2011	73,638

In 2006 and 2010, the Corporation disposed of certain shut-in gas wells in the gas over bitumen area.  As part of the disposition agreements, the Corporation continues to receive the gas over bitumen royalty adjustments related to the wells disposed, although the ownership of the natural gas reserves was transferred to the buyers.  As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer the Corporation’s responsibility.  As a result of these dispositions, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are considered revenue since they will not be repaid to the Crown.  For the three and nine months ended September 30, 2011, the Corporation recognized $2.4 million (2010 - $3.0 million) and $5.4 million (2010 - $3.8 million) in revenue respectively, related to previous gas over bitumen royalty obligations.

10.	SHARE CAPITAL

a)	Authorized

Authorized capital consists of an unlimited number of common shares.

b)	Issued and outstanding

The following is a summary of changes in Unitholders’ liability:
	Number
	of Units	Amount ($)
Balance, January 1, 2010	126,223,517	1,156,245
Trust Units issued pursuant to Restricted Rights Plan	141,760	1,012
Trust Units issued pursuant to Unit Incentive Plan	114,625	654
Trust Units issued pursuant to Distribution Reinvestment Plan	5,033,838	23,784
Trust Units issued pursuant to Unit offering	12,109,500	57,520
Issue fees incurred	-	(3,199)
Transfer to share capital upon conversion	(143,623,240)	(1,236,016)
Balance, June 30, 2010	-	-

The following is a summary of changes in share capital:
	Number
	of Shares	Amount ($)
Balance, June 30, 2010	-	-
Transfer from Unitholders’ liability upon conversion	143,623,240	1,236,016
Common shares issued pursuant to Restricted Rights Plan	27,802	175
Common shares issued pursuant to Share Option Plan	76,145	515
Common shares issued pursuant to Dividend Reinvestment Plan	4,270,007	19,535
Common shares issued pursuant to Severo acquisition	287,086	1,479
Issue fees incurred	-	(258)
Balance, December 31, 2010	148,284,280	1,257,462
Common shares issued pursuant to Restricted Rights Plan	146,063	599
Common shares issued pursuant to Share Option Plan	46,313	494
Common shares repurchased	(1,241,000)	(3,955)
Issue fees incurred	-	(8)
Balance, September 30, 2011	147,235,656	1,254,592

c)	Per share information

For the three and nine months ended September 30, 2011, basic per share amounts are calculated using the weighted average number of common shares outstanding of 147,408,288 and 147,959,671 respectively (2010 - 144,968,597 and 139,706,090).  From January 1, 2010 until the June 30, 2010 conversion, the Corporation included the Trust Units classified as liability in the denominator for basic and diluted per share calculations.  The Corporation uses the treasury stock method for Share Options and Restricted Rights in instances where market price exceeds exercise price thereby impacting the diluted calculations.  In computing diluted per share amounts for the three and nine months ended September 30, 2011, nil common shares were added to the basic weighted average number of common shares outstanding (2010 - nil) for the dilutive effect of Share Options, Restricted Rights and convertible debentures.  In computing diluted per share amounts for the three and nine months ended September 30, 2011, 12,250,775 Share Options, 833,237 Restricted Rights, 276,200 Performance Share Rights and 27,177,437 potentially issuable common shares through the convertible debentures were excluded as the Corporation had a net loss (2010 - 11,444,100, 246,715 and nil Share Options, Restricted Rights and Performance Share Rights respectively and 27,177,437 potentially issuable through the convertible debentures).

Dividends

Dividends of $0.03 per common share per month were declared by the Corporation for the months of January through April, 2011. The Corporation announced a reduction to the dividend to $0.015 per common share per month for the months of May through September 2011. Total dividends declared for the three and nine months ended September 30, 2011 were $6.6 million and $28.9 million respectively.  For the three and nine months ended September 30, 2010, the Corporation declared distributions of $0.05 per Trust unit/common share per month for total distributions declared of $21.8 million and $62.3 million respectively.

On October 19, 2011 the Corporation announced that future dividend payments would be suspended until further notice.

11.	SHARE BASED PAYMENTS

a)      Share option plan

In conjunction with the conversion on June 30, 2010, the Corporation replaced the previous Unit Incentive Plan with the Share Option Plan, which permits the Board of Directors to grant Share Options to the Corporation and affiliated entities' employees, officers, directors and other direct and indirect service providers.  All outstanding Incentive Rights were replaced with Share Options on a one for one basis, with the same exercise price and vesting conditions.  The purpose of the Share Option Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of the Corporation’s long-term performance.  The Board of Directors administers the Share Option Plan and determines participants, numbers of Share Options and terms of vesting.  The exercise price of the Share Options shall not be less than the value of the weighted average trading price for Perpetual common shares for the five trading days immediately preceding the date of the grant.

Prior to the June 30, 2010 implementation of the Share Option Plan, the Unit Incentive Plan provided for a reduction of the exercise price of the Incentive Rights by the aggregate amounts of all distributions on a per Trust Unit basis that the Trust paid its Unitholders after the date of grant.  This exercise price reduction was discontinued at the time of the implementation of the Share Option Plan.  Prior to the conversion, the Unit Incentive Plan was accounted for as a cash-settled plan.  Unit Incentive Rights outstanding under the Unit Incentive Plan were fair valued at each period end date, with changes in the fair value being recognized in net earnings or loss as shared based compensation within general and administrative expense.

Share Options outstanding under the Share Option Plan are accounted for as equity-settled awards fair valued at the grant date and expensed over the expected lives of the options. The participants of the Share Option Plan may offer to surrender their options to the Corporation in exchange for a cash payment not to exceed the in-the-money value of the Share Options, and the Corporation has the right to accept or refuse such offers. The Share Options are only dilutive to the calculation of earnings per common share if the exercise price is below the market price of the common shares.  For the three and nine months ended September 30, 2011 the Corporation recorded $0.4 million and $2.5 million respectively in share based compensation expense related to Share Options (three months and nine months ended September 30, 2010, $1.3 million and $3.3 million, respectively).

At September 30, 2011, the Corporation had 13.1 million Share Options and Restricted Rights (2010 - 11.7 million) issued and outstanding relative to the 14.7 million (ten percent of total common shares outstanding) reserved under the Share Option and Restricted Rights Plans (2010 - 14.6 million).  As at September 30, 2011, 4.2 million Share Options granted under the Share Option Plan had vested but were unexercised (2010 - 2.0 million).

The Corporation used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Share Options.  During the nine months ended September 30, 2011, the Corporation granted 1.4 million Share Options under the Share Option Plan.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:
Period of grant	2011	2010
Dividend yield (%)	5.0 - 5.9	0.0 - 11.9
Expected volatility (%)	41.2 - 46.2	46.9 - 4 9.9
Risk-free interest rate (%)	1.02 - 2.21	1.69 - 2.27
Expected life (years)	2.5 - 4.5	3.0 - 3.75
Vesting period (years)	3.0 - 4.0	3.0 - 4.0
Contractual life (years)	4.0 - 5.0	4.0 - 5.0
Weighted average grant date fair value	$0.77	$0.99

	Average Exercise Price	Share Options(1)
Balance, January 1, 2010	$4.72	8,861,850
Granted	4.78	4,515,450
Forfeited	4.84	(1,111,230)
Exercised	3.68	(190,770)
Balance, December 31, 2010	4.55	12,075,300
Granted	3.10	1,376,600
Forfeited	5.85	(946,000)
Exercised	3.50	(255,125)
Balance, September 30, 2011	$4.36	12,250,775
(1) On June 30, 2010, the Corporation’s outstanding Unit Incentive Rights were exchanged for Perpetual Share Options on a one-for-one basis and equivalent terms.

The following table summarizes information about Share Options outstanding at September 30, 2011:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number (#)	Average Contractual Life (years)	Weighted Average Exercise Price ($)	Number (#)	Weighted Average Exercise Price ($)
$2.45 to $4.49	6,787,900	2.8	3.54	2,152,899	3.63
$4.50 to $6.99	4,816,750	2.8	4.95	1,365,833	5.13
$7.00 to $8.99	183,500	1.1	7.47	169,250	7.40
$9.00 to $11.00	462,625	0.7	9.13	462,625	9.13
Total	12,250,775	2.7	4.36	4,150,607	4.89

A reconciliation of contributed surplus is provided below:

Balance, January 1, 2010	-
Transfer upon conversion (note 16)	9,653
Share based compensation expense	2,606
Share based payment liability	(1,778)
Transfer to share capital on exercise of Share Options	(373)
Transfer to share capital on exercise of Restricted Rights	(240)
Balance, December 31, 2010 (note 16)	9,868
Share based compensation expense	4,347
Share based payment liability	685
Transfer to share capital on exercise of Share Options	(413)
Transfer to share capital on exercise of Restricted Rights	(599)
Balance, September 30, 2011	13,888

b)      Restricted rights plan

The Corporation has a Restricted Rights Plan for certain officers, employees and direct and indirect service providers.  Restricted Rights granted under the Restricted Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding five years from the date upon which the Restricted Rights were granted.  The Restricted Rights typically vest on a graded basis over two years.  At the expiration of the Exercise Period, any Restricted Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested common shares at no cost plus an additional number of common shares equal to the value of dividends on the Corporation’s shares as if the shares were invested in the Premium DRIP Plan accrued since the grant date.

For the three and nine months ended September 30, 2011, $0.4 million and $1.3 million in share based compensation was recorded, respectively in relation to the Restricted Rights granted (three months and nine months ended September 30, 2010, $0.2 and $0.5 million, respectively).

The following table shows changes in the Restricted Rights outstanding under the Restricted Rights Plan:

Restricted Rights
Balance, January 1, 2010	288,629
Exercised	(169,564)
Granted	106,067
Forfeited	(7,112)
Additional grants for accrued Dividends	32,082
Balance, December 31, 2010	250,102
Exercised	(148,979)
Issued	700,748
Forfeited	(109)
Additional grants for accrued Dividends	31,475
Balance, September 30, 2011	833,237

c)      Performance share rights plan

The Corporation has a Performance Share Rights Plan for the Corporations’ senior management team. Performance Share Rights granted under the Performance Share Rights Plan may be exercised two years after the date upon which the Performance Share Rights were granted. The Performance Share Rights vest on a graded basis over two years. The amount of Performance Share Rights that vest is a multiple of the number of Performance Share Rights granted and the contingent achievement of certain performance metrics over the vesting period. Vested Performance Share Rights can be settled in cash or Restricted Rights, at the discretion of the Board of Directors. Upon vesting, Performance Share Rights Plan participants are entitled to receive an additional number of Performance Share Rights equal to the value of dividends on the Corporation’s shares as if the shares were invested in the Premium DRIP Plan accrued since the grant date. Should participants of the Performance Share Rights Plan leave the organization other than through retirement or termination without cause prior to the vesting date, the Performance Share Rights would be forfeited.

On May 31, 2011, the Corporation issued 276,200 Performance Share Rights to senior management under the Performance Share Rights Plan.

For the nine months ended September 30, 2011, nil in share based compensation was recorded in respect of the Performance Share Rights granted (2010 - nil).

d)      Dividend bonus agreement

On July 17, 2010, the Corporation introduced a Dividend Bonus Arrangement, which provides for participants in the Share Option Plan to receive a payment in cash or Restricted Rights, at the discretion of the Board of Directors, upon the exercise, surrender or expiry of vested options. The amount of dividend bonus is based on aggregate dividends accumulated commencing with the July 2010 dividend.  Plan participants are entitled to 25 percent of such aggregate dividend for vested options which expire out of the money.  The Dividend Bonus Arrangement is accounted for as a cash-settled plan.  The fair value of this liability has been estimated by calculating the net present value of the dividend streams that would come into effect under different share prices at estimated exercise and expiry dates. These discounted dividend streams are then multiplied by the probability of prices being within a certain range. A liability of $0.9 million has been calculated as at September 30, 2011 (December 31, 2010 - $2.1 million) to reflect the value outstanding under the Dividend Bonus Arrangement.

12.	DECOMMISSIONING OBLIGATIONS

The total future asset decommissioning obligations are estimated based on the Corporation’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.

The Corporation adjusts the decommissioning obligations on each period end date for changes in the risk free rate.  Accretion is calculated on the adjusted balance after taking into account additions and dispositions to property, plant, and equipment.  Decommissioning obligations are also adjusted annually for revisions to the future liability cost and the estimated timing of costs to be incurred in future years.

The Corporation has estimated the net present value of its total decommissioning obligations to be $251.6 million as at September 30, 2011 (December 31, 2010 - $236.2 million) based on an undiscounted inflation-adjusted total future liability of $347.4 million (December 31, 2010 - $349.6 million).  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2025.  At September 30, 2011, the Corporation used an average risk free rate of 1.7 percent (December 31, 2010 - 2.7 percent) to calculate the present value of the decommissioning obligations.

The following table reconciles the Corporation’s decommissioning obligations:

Balance at January 1, 2010	253,344
Obligations acquired	12,996
Obligations incurred	2,725
Obligations disposed	(33,259)
Change in risk free rate	18,232
Change in estimates	(20,643)
Obligations settled	(4,880)
Accretion	7,648
Balance at December 31, 2010 (note 16)	236,163
Obligations incurred	3,973
Obligations disposed	(6,292)
Change in risk free rate	16,268
Obligations settled	(4,381)
Accretion	5,873
Balance at September 30, 2011	251,604

13.	NON-CASH WORKING CAPITAL INFORMATION

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
Accounts receivable	8,578	9,646	7,103	(3,759)
Prepaid expenses and deposits	(872)	202	861	7,540
Accounts payable and accrued liabilities	16,486	1,903	(19,579)	18,742
Dividends payable	(8)	136	(2,240)	1,001
Change in non-cash working capital	24,184	11,887	(13,855)	23,524

The change in non-cash working capital has been allocated to the following activities:

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
Operating	4,358	(92)	(2,232)	1,450
Financing	516	(588)	(4,211)	3,753
Investing	19,310	12,567	(7,412)	18,321
Change in non-cash working capital	24,184	11,887	(13,855)	23,524

14.	FINANCIAL RISK MANAGEMENT

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital.  Further quantitative disclosures are included throughout these condensed interim consolidated financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework.  The Board of Directors has implemented and monitors compliance with risk management policies.

The Corporation’s risk management policies are established to identify and analyze the risks faced by Perpetual, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Corporation’s activities.

a)	Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from joint venture partners, oil and natural gas marketers and derivative contract counterparties.

Receivables from oil and natural gas marketers are normally collected on the 25th day of the month following production.  The Corporation’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers.  The Corporation historically has not experienced any significant collection issues with its oil and natural gas marketing receivables.  Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner.  The Corporation attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure.  However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection.  The Corporation does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Corporation does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Corporation manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held.

The Corporation manages the credit exposure related to derivatives by engaging in economic hedging transactions with counterparties with investment grade credit ratings, and periodically monitoring the changes in such credit ratings.

During the nine months ended September 30, 2011, credit risk did not have any impact on the change in fair value of financial assets and liabilities classified as fair value through profit or loss.

The carrying amount of accounts receivable, marketable securities and fair value of derivatives represents the Corporation’s maximum credit exposure.   The Corporation’s allowance for doubtful accounts as at September 30, 2011 is $0.6 million (December 31, 2010 - $0.1 million).  The amount of the allowance was determined by assessing the probability of collection for each past due receivable.  The Corporation is currently involved in negotiations with the joint venture partners involved to recover the full amount of the receivables in question.  The total amount of accounts receivables 90 days past due amounted to $4.7 million as at September 30, 2011 (December 31, 2010 - $2.3 million).  As at September 30, 2011, as a mitigating factor to the credit exposure, the Corporation has $1.7 million (December 31, 2010 - $0.8 million) payable to counterparties from which the Corporation holds 90 days past due receivables.

b)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they are due. The Corporation’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Corporation’s reputation.

The Corporation prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary.  Further, the Corporation utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.  To facilitate the capital expenditure program, the Corporation has a Credit Facility, as outlined in note 5. The Corporation’s Credit Facility and borrowing base are subject to review by its Lenders on a semi-annual basis.

The following are the contractual maturities of financial liabilities and associated interest payments as at September 30, 2011:

Contractual repayments of financial liabilities	Total	2011	2012	2013-2015	Thereafter
Accounts payable and accrued liabilities	54,399	54,399	-	-	-
Dividends payable	2,209	2,209	-	-	-
Long term bank debt - principal	98,070	-	98,070	-	-
Senior notes - principal	150,000	-	-	-	150,000
Convertible debentures - principal (1)	234,897	-	74,925	159,972	-
Gas storage obligation	41,630	-	-	18,419	23,211
Total	581,205	56,608	172,995	178,391	173,211
(1)	Assuming repayment of principal is not settled in common shares, at the option of the Corporation.

Interest payments on financial liabilities	Total	2011	2012	2013-2015	Thereafter
Long term bank debt(1)	8,827	1,324	5,296	2,207	-
Senior notes	82,060	3,281	13,125	39,375	26,279
Convertible debentures(2)	45,663	4,080	13,883	27,700	-
Total	136,550	8,685	32,304	69,282	26,279
(1)
Assuming revolving feature of the Credit Facility is not extended and calculated at the September 30, 2011 effective interest rate of 5.4% assuming a constant debt level equivalent to the balance at September 30, 2011.

(2)       Assuming payment of interest is not settled in common shares at the option of the Corporation.

c)	Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, equity prices, commodity prices and interest rates will affect the Corporation’s net earnings or loss or the value of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Corporation utilizes both financial derivatives and fixed-price physical delivery sales contracts to manage market risks related to commodity prices.  All such transactions are conducted in accordance with the Corporation’s Hedging and Risk Management Policy, which has been approved by the Board of Directors.

i)	Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows of the Corporation will fluctuate as a result of changes in foreign exchange rates.  The majority of the Corporation’s oil and natural gas sales are denominated in Canadian dollars.  Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Corporation’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas.  From time to time the Corporation also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Corporation’s cash flows.  The Corporation does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

ii)	Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for oil and natural gas are impacted by the world economic events that dictate the levels of supply and demand.  The Corporation has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts.  The Corporation’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Corporation’s Hedging and Risk Management Policy.

As at September 30, 2011, the Corporation has variable priced physical natural gas sales contracts based on future market prices.  These contracts are not classified as non-financial derivatives due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

Realized gains (losses) on commodity price derivatives recognized in net loss for three and nine months ended September 30, 2011 were $2.2 million and $2.8 million respectively ($29.4 million and $105.6 million gain for the three and nine months ended September 30, 2010).  The realized gains on commodity price derivatives for the three and nine months ended September 30, 2011, included nil in respect of settlement of contracts prior to maturity ($27.5 million and $96.9 million for three and nine months ended September 30, 2010).

Natural gas contracts

At September 30, 2011 the Corporation had entered into forward gas sales arrangements at AECO as follows:

Type of Contract	Perpetual Sold/Bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Financial	bought	(100,000)	$3.62	October 2011
Financial	sold	100,000	$3.72	October 2011

The Corporation had entered into financial call option gas sales arrangements, whereby the Corporation’s counterparty has the right to settle specified volumes of natural gas at specified prices in the future periods.  Any subsequent changes in the fair values of the call options are included in change in fair values of commodity derivatives in net earnings or loss.

Type of Contract	Perpetual Sold/Bought	Volumes at AECO (GJ/d)	Strike Price ($/GJ)	Term
Financial	sold	30,000	$6.00	October 2011

At September 30, 2011 the Corporation had not entered into any financial and forward physical gas sales arrangements at NYMEX.

At September 30, 2011 the Corporation had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Type of Contract	Perpetual Sold/Bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	bought	(35,000)	$(0.55)	October 2011
Financial	sold	35,000	$(0.54)	October 2011
Financial	bought	(50,000)	$(0.26)	November 2011
Financial	sold	50,000	$(0.46)	November 2011 - March 2012
Financial	bought	(12,500)	$(0.60)	April 2012 - October 2012
Financial	sold	62,500	$(0.57)	April 2012 - October 2012

Oil contracts

At September 30, 2011 the Corporation had entered into a financial and forward physical oil sales arrangement to fix the basis differential between the WTI and WCS trading hubs as follows.  The price at which this contract settles is equal to the WTI index less a fixed basis amount.

Type of Contract	Perpetual Sold/Bought	Volumes at WTI (bbls/d)	Price (US$/bbls)	Term
Financial	sold	400	$(17.35)	January 2012 - December 2012

At September 30, 2011 the Corporation had entered into the following costless collar oil sales arrangement:
Type of Contract	Perpetual Sold/Bought	Volumes at WTI (bbls/d)	Price (US$/bbls)	Term
Call	sold	500	$89.00	January 2012 - December 2012
Put	bought	(500)	$80.00	January 2012 - December 2012

Power contracts

At September 30, 2011, the Corporation had entered into the following forward financial contracts to mitigate the risk associated with fluctuations in power prices:

Type of Contract	Perpetual Sold/Bought	Volume (MWh)	Price ($CAD/MWh)	Term
Financial	bought	(3,772.08)	$49.60	December 2011
Financial	bought	(2,745.36)	$49.60	January 2012
Financial	bought	(2,157.60)	$49.60	February 2012
Financial	bought	(2,209.68)	$49.60	March 2012
Financial	bought	(3,697.68)	$72.39	December 2011
Financial	bought	(4,516.08)	$72.39	January 2012
Financial	bought	(3,793.20)	$72.39	February 2012
Financial	bought	(2,923.92)	$72.39	March2012
Financial	bought	(6,480.00)	$76.00	January 2013 - March 2013

Foreign exchange contracts

At September 30, 2011, the Corporation had entered into the following $U.S. forward sales arrangements to limit the Corporation’s exposure to the effects of strength in the Canadian dollar on natural gas prices.
Type of Contract	Perpetual Sold/Bought	Notional $USD/month	Exchange rate ($CAD/$USD)	Term
Financial	bought	$(1,000,000)	$1.0085	January 2012 - December 2012
Financial	bought	$(2,000,000)	$1.0535	January 2012 - December 2012

In addition, the Corporation has sold call options expiring on December 31, 2011 in order to enhance the exchange rate on the forward sales contracts described above as follows:
Type of Contract	Perpetual Sold/Bought	Notional $USD/month	Strike exchange rate ($CAD/$USD)	Term
Call	sold	$1,000,000	$1.0200	January 2012 - December 2012
Call	sold	$2,000,000	$1.0500	January 2012 - December 2012

The following table reconciles the Corporation’s derivative assets and liabilities:

	Current	Non Current	Total
Balance, January 1, 2010	46,152	21,167	67,319
Unrealized gain on gas storage arrangement	-	3,729	3,729
Unrealized loss on forward natural gas contracts	(41,881)	(21,334)	(63,215)
Balance, December 31, 2010	4,271	3,562	7,833
Unrealized loss on gas storage obligation	-	(2,042)	(2,042)
Unrealized gain (loss) on forward natural gas and power contracts	(4,118)	110	(4,008)
Unrealized loss on forward foreign exchange contracts	(2,184)	(744)	(2,928)
Balance, September 30, 2011	(2,031)	886	(1,145)

Commodity price sensitivity analysis

As at September 30, 2011, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, the fair value of commodity price derivatives and after tax net loss for the period would have changed by $2.0 million. Fair value sensitivity was based on published forward AECO and NYMEX prices.  Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at September 30, 2011.

iii)	Interest rate risk

The Corporation utilizes a Credit Facility which bears a floating rate of interest and as such is subject to interest rate risk.  Increased future interest rates will decrease future cash flows and net earnings or loss, thereby potentially affecting the Corporation’s future dividends and capital investments.

The Corporation’s Senior Notes and convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations.  To ensure accounts payable, accrued liabilities and dividends payable are settled on a timely basis, the Corporation manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Corporation had no interest rate swap or financial contracts in place as at or during the three and nine months ended September 30, 2011 (2010 - nil).

Interest rate sensitivity analysis

For the nine months ended September 30, 2011, if interest rates had been one percent lower or higher the impact on net loss would be as follows:

Interest rate sensitivity ($ thousands)	1% increase	1% decrease
(Increase) decrease in net loss	(899)	899

The impact on net loss as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of one percent.

d)	Fair value of financial assets and liabilities

Fair value measurements are required to be classified into one of the following levels of the fair value hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Inputs for the asset or liability that are not based on observable market data.

The fair value of accounts receivable, accounts payable, accrued liabilities and dividends payable approximate their carrying amounts due to their short terms to maturity.

The fair value of the gas storage obligation is captured through the recording of a derivative asset or liability based on changes in the forward price curve for natural gas.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying amount.

The fair values of marketable securities and convertible debentures are based on Level 1, in reference to IFRS requirements, and as such these fair values are derived from exchange traded values in active markets as at the period end date.

The fair values of derivative contracts and the gas storage obligation are based on Level 2, in reference to IFRS requirements, and as such these fair values are derived from the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the period end date, based on natural gas and power volumes in executed contracts.

The fair value of the Senior Notes are based on Level 2 and is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest on the period end date of similar note offerings.

The fair value of financial assets and liabilities were as follows:

	September 30, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Loans and receivables at amortized cost
Accounts receivable	28,356	28,356	35,459	35,459
Fair value through profit and loss
Marketable securities	1,851	1,851	6,007	6,007
Derivatives	886	886	7,833	7,833
Financial liabilities:
Fair value through profit and loss
Derivatives	2,031	2,031	-	-
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	54,399	54,399	73,797	73,797
Dividends payable	2,209	2,209	4,449	4,449
Long term bank debt	98,070	98,070	182,612	182,612
Senior notes	146,504	146,231	-	-
Convertible debentures	222,374	208,528	219,689	237,885
Gas storage obligation	41,630	41,630	31,721	31,721

15.	CAPITAL MANAGEMENT

The Corporation's policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business.  The Corporation manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics its underlying oil and natural gas assets.  The Corporation considers its capital structure to include share capital, bank debt, Senior Notes, convertible debentures and working capital.  In order to maintain or adjust the capital structure, the Corporation may from time to time issue shares or debt securities and adjust its capital spending and dividends to manage current and projected debt levels.

The Corporation monitors capital based on the ratio of net debt to trailing twelve months funds flow, calculated as follows for the period ended September 30, 2011:

September 30, 2011
Bank debt	98,070
Senior notes, measured at principal amount	150,000
Convertible debentures, measured at principal amount	234,897
Working capital deficiency (3)	22,234
Net debt (1)	505,201
Cash flow provided by operating activities	130,888
Exploration and evaluation costs (4)	4,440
Expenditures on decommissioning obligations	6,249
Gas over bitumen royalty adjustments not yet received	3,786
Changes in non-cash operating working capital	(11,454)
Trailing twelve months funds flow(2)	133,909
Net debt to annualized funds flow ratio (times) (1,2,5)	3.8:1

As at September 30, 2011, the Corporation’s ratio of net debt to funds flow was 3.8 to 1. This ratio is monitored continuously by the Corporation, and the targeted range of net debt to funds flow varies based on such factors as: acquisitions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, dividends, capital expenditure programs and timing of such programs.  As a part of the management of this ratio, the Corporation prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions.  Capital spending budgets are approved by the Board of Directors.

The Corporation’s share capital, convertible debentures and working capital are not subject to external restrictions. The Corporation’s Credit Facility and Senior Notes are subject to lenders’ covenants with which the Corporation was in compliance at September 30, 2011.

The capital structure at September 30, 2011 was as follows:
September 30, 2011
Bank debt	98,070
Senior notes, measured at principal amount	150,000
Convertible debentures, measured at principal amount	234,897
Working capital deficiency (3)	22,234
Net debt (1)	505,201
Total equity	118,093
Total capital	623,294
(1)
Net debt is used by management to analyze leverage.  Net debt does not have any standardized meaning prescribed by IFRS and therefore these terms may not be comparable with the calculation of similar measures for other entities.

(2)
Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per common share and annualized funds flow to analyze operating performance and leverage.  Funds flow as presented does not have any standardized meaning prescribed by IFRS and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or loss or other measures of financial performance calculated in accordance with IFRS.

(3)
Working capital deficiency excludes the share based payment liability, current portion of convertible debentures, and the current portion of derivatives related to the Corporation’s economic hedging activities.

(4)
Certain exploration and evaluation costs are added back to funds flow in order to be more comparable to other energy corporations.  Exploration and evaluation costs added back to funds flow are for seismic and dry hole expenditures.

(5)
Net debt to annualized funds flow ratio is not comparable with the calculation of the Corporations debt covenant ratios of twelve months trailing earnings before interest, taxes, and depletion and depreciation to consolidated debt and consolidated senior debt.

16.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

These are the Corporation’s third condensed interim consolidated financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies disclosed in the March 31, 2011 interim consolidated financial statements have been applied in preparing the condensed interim consolidated financial statements for the nine months ended September 30, 2011 and the comparative information for the nine months ended September 30, 2010 and have been adjusted from the amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

PERPETUAL ENERGY INC.
IFRS Reconciliation of Equity
As at September 30, 2010

		IFRS adjustments
	Canadian GAAP	E&E		Financial Liabilities	ARO	Impairment	Share based payments	Other		IFRS
(Cdn$ thousands)	Note	(18a	)	(18c )	(18d )	(18f )	(18g )	(18b,e	)

Assets
Current assets
Accounts receivable	$37,838	$-		$-	$-	$-	$-	$-		$37,838
Prepaid expenses and deposits	5,370									5,370
Marketable securities	6,999									6,999
Derivatives	43,540									43,540
	93,747	-		-	-	-	-	-		93,747

Property, plant and equipment	993,050	(134,076)			62,126	(18,683)		12,693		915,110
Exploration and evaluation	-	134,076								134,076
Goodwill	29,129					(23,129)				6,000
Derivatives	14,498									14,498
	1,036,677	-		-	62,126	(41,812)	-	12,693		1,069,684
Total assets	$1,130,424	$-		$-	$62,126	$(41,812)	$-	$12,693		$1,163,431

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$60,464	$-		$-	$-	$-	$-	$-		$60,464
Dividends payable	7,312									7,312
Share based payment liability	-			(9,362)			12,729			3,367
Bank debt	4,928									4,928
	72,704	-		(9,362)	-	-	12,729	-		76,071

Long term bank debt	234,411									234,411
Convertible debentures	218,908									218,908
Gas storage obligation	31,697									31,697
Gas over bitumen royalty obligation	81,050									81,050
Decommissioning obligations	204,752				75,633					280,385
Deferred tax liability	2,683									2,683
	773,501	-		-	75,633	-	-	-		849,134
Total liabilities	846,205	-		(9,362)	75,633	-	12,729	-		925,205

Shareholders’ equity
Shareholders’ capital	1,248,422			366			(358)			1,248,430
Equity component of convertible debentures	15,836			(1,848)						13,988
Contributed surplus	21,638			8,528			(22,890)			7,276
Deficit	(1,003,156)			2,316	(13,507)	(41,812)	10,519	12,693		(1,032,947)
Total equity attributable to shareholders	282,740	-		9,362	(13,507)	(41,812)	(12,729)	12,693		236,747
Non-controlling interests	1,479							-		1,479
Total shareholders’ equity	284,219	-		9,362	(13,507)	(41,812)	(12,729)	12,693		238,226
Total liabilities and shareholders’ equity	$1,130,424	$-		$-	$62,126	$(41,812)	$-	$12,693		$1,163,431

PERPETUAL ENERGY INC.
IFRS Reconciliation of Total Comprehensive Loss
For the nine months ended September 30, 2010

		IFRS adjustments
	Canadian GAAP	PP&E	Financial Liabilities	ARO	Borrowing Costs	Impairment	Share Based Payments	IFRS
(Cdn$ thousands, except per share amounts)	Note	(18b )	(18c )	(18d )	(18e )	(18f )	(18g )

Revenue
Oil and natural gas	$198,499	$-	$-	$-	$-	$-	$-	$198,499
Royalties	(19,404)							(19,404)
Change in fair value of commodity price derivatives	91,951							91,951
Gas over bitumen	3,758							3,758
	274,804	-	-	-	-	-	-	274,804
Expenses
Production and operating	70,335							70,335
Transportation	9,128							9,128
Exploration and evaluation	11,425							11,425
General and administrative	28,510						381	28,891
Gain on dispositions of property, plant and equipment	(29,647)			(1,004)				(30,651)
Impairment losses	-					18,683		18,683
Depletion and depreciation	161,606	2,260		8,253				172,119
	251,357	2,260	-	7,249	-	18,683	381	279,930
Earnings (loss) from operating activities	23,447	(2,260)	-	(7,249)	-	(18,683)	(381)	(5,126)

Financial items
Unrealized loss on derivative debenture liability	-		130					130
Unrealized gain on gas storage obligation	(6,212)							(6,212)
Unrealized loss on marketable securities	265							265
Interest on Trust Units	-		40,549					40,549
Interest on convertible debentures	14,547							14,547
Interest on debt	9,844				(305)			9,539
Accretion on decommissioning obligations	10,991			(5,092)				5,899
	29,435	-	40,679	(5,092)	(305)	-	-	64,717
Loss before income tax	(5,988)	(2,260)	(40,679)	(2,157)	305	(18,683)	(381)	(69,843)

Provisions for income taxes
Current	-							-
Deferred tax expense	2,683							2,683
	2,683	-	-	-	-	-	-	2,683
Net loss and comprehensive loss	(8,671)	(2,260)	(40,679)	(2,157)	305	(18,683)	(381)	(72,526)

Net loss and comprehensive loss attributable to:
Shareholders of the Corporation	(8,121)	(2,260)	(40,679)	(2,157)	305	(18,683)	(381)	(71,976)
Non-controlling interests	(550)	-	-	-	-	-	-	(550)
	$(8,671)	$(2,260)	$(40,679)	$(2,157)	$305	$(18,683)	$(381)	$(72,526)

Loss per share
Basic	$(0.06)							$(0.52)
Diluted	$(0.06)							$(0.52)

PERPETUAL ENERGY INC.
IFRS Reconciliation of Total Comprehensive Loss
For the three months ended September 30, 2010

		IFRS adjustments
	Canadian GAAP	PP&E	ARO	Impairment	Share Based Payments	IFRS
(Cdn$ thousands, except per share amounts)	Note	(18b )	(18d )	(18f )	(18g )

Revenue
Oil and natural gas	$61,254	$-	$-	$-	$-	$61,254
Royalties	(3,404)					(3,404)
Change in fair value of commodity price derivatives	31,593					31,593
Gas over bitumen	3,033					3,033
	92,476	-	-	-	-	92,476
Expenses
Production and operating	24,851					24,851
Transportation	2,929					2,929
Exploration and evaluation	3,693					3,693
General and administrative	9,041				455	9,496
Gain on dispositions of property, plant and equipment	(6,219)		(690)			(6,909)
Impairment losses	-			12,661		12,661
Depletion and depreciation	53,713	698	3,007			57,418
	88,008	698	2,317	12,661	455	104,139
Earnings (loss) from operating activities	4,468	(698)	(2,317)	(12,661)	(455)	(11,663)

Financial items
Unrealized gain on gas storage obligation	(6,212)					(6,212)
Unrealized gain on marketable securities	(1,571)					(1,571)
Interest on convertible debentures	4,975					4,975
Interest on debt	2,981					2,981
Accretion on decommissioning obligations	3,322		(1,581)			1,741
	3,495	-	(1,581)	-	-	1,914
Earnings (loss) before income tax	973	(698)	(736)	(12,661)	(455)	(13,577)

Provisions for income taxes
Current	-					-
Deferred tax expense	2,683					2,683
	2,683	-	-	-	-	2,683
Net loss and comprehensive loss	(1,710)	(698)	(736)	(12,661)	(455)	(16,260)

Net loss and comprehensive loss attributable to:
Shareholders of the Corporation	(1,492)	(698)	(736)	(12,661)	(455)	(16,042)
Non-controlling interests	(218)					(218)
	$(1,710)	$(698)	$(736)	$(12,661)	$(455)	$(16,260)

Loss per share
Basic	$(0.01)					$(0.11)
Diluted	$(0.01)					$(0.11)

Notes to the Reconciliations of Equity and Comprehensive income from Canadian GAAP to IFRS

a)	IFRS 6 Adjustments - exploration for and evaluation of mineral resources

Under previous Canadian GAAP, the Corporation followed the successful efforts method of accounting for oil and natural gas operations.  Under this method, the Corporation capitalized only those costs that resulted directly in the discovery of oil and natural gas reserves.  Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, were charged to net earnings or loss as incurred.  Leasehold acquisition costs, including costs of drilling and equipping successful wells, were capitalized.  Unproved properties were carried at cost, amortized over the average lease term and tested for impairment annually, with any carrying amount in excess of fair value charged to net earnings or loss.  The net cost of unproductive wells, abandoned wells and surrendered leases were charged to net earnings or loss in the year of abandonment or surrender.

In accordance with IFRS 6, the Corporation assessed the classification of activities designated as E&E which then determines the appropriate accounting treatment and classification of the costs incurred.

b)	IFRS 16 Adjustments - property, plant and equipment

The cost of property, plant and equipment at January 1, 2010, the date of transition to IFRS, remained the same under IFRS as Canadian GAAP, adjusted only to segregate E&E assets, to adjust asset cost for revised decommissioning obligations and to record gains (losses) on dispositions under IFRS.

Under Canadian GAAP, proceeds from dispositions were deducted from the successful efforts cost pool without recognizing a gain or loss unless the deduction resulted in a change to the depletion rate of 20 percent or greater, in which case a gain or loss was recorded.

Under IFRS, gains or losses are recorded on dispositions and are calculated as the difference between the proceeds and the net book value of the assets disposed.

c)	IAS 32 Adjustments - Financial instruments: presentation

The classification of certain equity items under Canadian GAAP was reviewed for conformity with the provisions of IAS 32.  As a result, the Trust Units classified as equity under Canadian GAAP prior to conversion were reclassified to liabilities and recorded at amortized cost.  The reclassification of Trust Units to Unitholders’ liability also resulted in the reclassification of subscription receipts to liabilities and the conversion feature of convertible debentures to a derivative debenture liability.  The derivative debenture liability is recorded at fair value on January 1, 2010 and the fair value is determined at each financial period end date until the conversion on June 30, 2010.  The reclassification of the Trust Units to Unitholders’ liability also resulted in distributions being recorded as interest on Trust Units during the six months ended June 30, 2010.

On June 30, 2010, the Trust completed its conversion and as a result the original carrying amount of the Unitholders’ liability and derivative debenture liability were reclassified from liabilities to equity.  In addition, the Corporation recorded adjustments to Unitholders’ capital due to differences in the valuation of exercised options under IFRS compared to Canadian GAAP.  These differences were charged to contributed surplus at June 30, 2010.  Under IFRS the repayment of convertible debentures required the equity component on the convertible debenture to be allocated to deficit on January 1, 2010 whereas under Canadian GAAP it was allocated to contributed surplus.

d)	IAS 37 Adjustments - Provisions

Decommissioning obligations (asset retirement obligations) had been measured under Canadian GAAP based on the estimated future cost of decommissioning, discounted using a credit-adjusted risk free rate, however under IFRS the liability was required to be re-measured based on changes in estimates including discount rates.  The Corporation has chosen a risk free rate as the appropriate discount rate for calculating all decommissioning obligations under IFRS.    The Corporation restated the amount of decommissioning obligations as of the IFRS transition date of January 1, 2010 to reflect a risk free interest rate which varied from 1.92 to 4.08 percent over the period of time since the inception of the Corporation.  The corresponding increase to the decommissioning liability at the transition date resulted in higher depletion and depreciation expense and lower accretion expense as well as adjustments to the gain on dispositions of property, plant, and equipment in 2010.

e)	IAS 23 Adjustments - Borrowing costs

Under IAS 23, the Corporation has elected to commence capitalization borrowing costs as of August 1, 2009 on the Warwick gas storage facility.  This increased the value of property, plant, and equipment and decreased interest expense in 2010.

f)	IAS 36 Adjustments - Impairment

i)	Goodwill

As part of its transition to IFRS, the Corporation elected to restate only those business combinations that occurred on or after January 1, 2010.  In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under the Corporation’s previous accounting framework.  At January 1, 2010, the Corporation carried out an impairment test on its goodwill at the CGU level with no resulting impairment loss identified.  The Corporation derecognized $23.1 million of goodwill previously recorded on an acquisition assigned to properties disposed prior to January 1, 2010.

ii)	Property, plant and equipment

For the nine months ended September 30, 2010, the Corporation recognized impairment losses of $18.7 million on the Birchwavy East CGU. For the twelve months ended December 31, 2010, the Corporation recognized an impairment of $24.3 million on the Birchwavy West, Western Central and other South CGUs.  The impairments recognized were based on the difference between the carrying value of the assets and the value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Value in use is computed by reference to the present value of the future cash flows expected to be derived from production of proven and probable reserves.  Under previous Canadian GAAP, the CGU’s were included in the successful efforts ceiling test which and were not impaired at September 30, 2010 and December 31, 2010, respectively.

g)	IFRS 2 Adjustments - Share based payments

The application of IAS 32 caused the Corporation’s share based payment plans in place on transition to be recorded as cash-settled share based payments up to the date of conversion.  Under Canadian GAAP, the plans were considered to be equity-settled.  As of January 1, 2010, both the Unit Incentive and Restricted Rights plan were fair-valued and recorded as liabilities.  On January 1, 2010, the fair value amount was transferred from contributed surplus to the liability account and the remainder of contributed surplus was charged to deficit.

Upon conversion, the share based payment plan was modified. The reduction in exercise price of the options was discontinued and replaced with a cash-settled Dividend Bonus Arrangement whereby employees receive cash equivalent to aggregate dividends accumulated subsequent to June 30, 2010 upon exercise, and 25 percent of such amount should the options expire unexercised.  Under IFRS, the Dividend Bonus Arrangement is treated as a cash-settled share based payment arrangement measured at fair value, whereas under Canadian GAAP, this plan was classified as a liability but measured at intrinsic value.

h)	Reclassifications

Certain amounts have been reclassified to conform with current presentation.

i)	Adjustments to the Corporation’s Cash Flow Statement under IFRS

Adjustments to borrowing costs under IAS 23 as noted in note 16(e) have the effect of increasing cash flows from operating activities and decreasing cash flow from investing activities by $0.3 million for the nine months ended September 30, 2010 and year ended December 31, 2010.

The remaining highlighted reconciling items above between Canadian GAAP and IFRS policies have no net impact on cash flows generated by the Corporation.